SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adverum Biotechnologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00773U108
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773U108	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.99%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 00773U108	13G/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.99%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00773U108	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2017 (the “Original Schedule 13G” and together with this Amendment No. 1 the “Schedule 13G”), with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Adverum Biotechnologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No.1 amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

(a)        Amount beneficially owned:

As of December 31, 2017, (i) 1992 MSF International Ltd. may be deemed to beneficially own 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options) and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd., may be deemed to be the beneficial owner of the 2,700,000 shares of Common Stock (including 400,000 shares of Common Stock issuable upon exercise of call options) held by 1992 MSF International Ltd.

(b)        Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 45,041,468 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 8, 2017. Therefore, as of December 31, 2017, (i) 1992 MSF International Ltd. may be deemed to beneficially own approximately 5.99% of the outstanding shares of Common Stock and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 5.99% of the outstanding shares of Common Stock.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock (including the shares of Common Stock issuable upon exercise of the options) held by 1992 MSF International Ltd.

(c)         Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote

0

(ii)       Shared power to vote or to direct the vote

See Item 4(a)

(iii)      Sole power to dispose or to direct the disposition of

0

(iv)      Shared power to dispose or to direct the disposition of

See Item 4(a)

CUSIP No. 00773U108	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director